

November 10, 2011

Onward Choi
Acting Chief Financial Officer
NetEase.Com, Inc.
26/F, SP Tower D
Tsinghua Science Park Building 8
No. 1 Zhongguancun East Road, Haidian District
Beijing 100084, People's Republic of China

>   **Re: NetEase.Com, Inc.**
>   **Form 20-F for Fiscal Year Ended December 31, 2010**
>   **Filed June 22, 2011**
>   **Response dated November 7, 2011**
>   **File No. 0-30666**

Dear Mr. Choi:

We have reviewed your response dated November 7, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Management's Report on Internal Control over Financial Reporting, page F-1

1.   We have considered your responses to comment 14 in our letter dated August 11, 2011, comment 4 in our letter dated September 27, 2011 and comment 7 in our letter dated October 26, 2011. Based on the information you provided, it is not clear to us that your senior accounting and financial personnel have sufficient expertise to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that your Acting Chief Financial Officer does not hold a license as a Certified Public Accountant in the

U.S. and did not attend U.S. institutions or extended educational programs that would appear to provide enough relevant education relating to U.S. GAAP. In addition, although your Acting Chief Financial Officer and Reporting Manager have prior experience with U.S. GAAP, we do not believe the total level of experience is adequate. Also, we note that your Reporting Manager is not the final decision maker since your Acting Chief Financial Officer is ultimately responsible for the financial statements. Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness and thus, your internal control over financial reporting would not be effective. If you disagree, please provide us with a more in depth analysis of the training and experience of your Acting Chief Financial Officer and Reporting Manager in preparing U.S. GAAP financial statements. Otherwise please state that your internal control over financial reporting is not effective as of December 31, 2010, explain in detail that you have financial accounting and reporting departments with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures as of December 31, 2010.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief